Mail Stop 3561

December 6, 2007

Gannett Co., Inc.
Gracia C. Martore-Chief Financial Officer
7950 Jones Branch Drive
McLean, Virginia 22107

Re: **Gannett Co., Inc.**
Form 10-K for the year ended December 31, 2006
Filed March 1, 2007
File No. 001-06961

Dear Ms. Martore:

We have reviewed your filing and have the following comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the fiscal year ended December 31, 2006

Item 8- Financial Statements and Supplementary Data

Consolidated Statements of Income, page 36

We note that you include your share of the operating results of your newspaper publishing and newsprint production partnerships, which are accounted for under the equity method, in "all other" operating revenues. In this regard, it is not clear how your presentation complies with Rule 5-03(13) of Regulation S-X. Further, while it appears that you are complying with EITF 00-1 by displaying your share of the earnings of these partnerships as a single amount in your consolidated statements of income, we believe that your presentation of equity in earnings within revenues is not justified by your specific circumstances and is not consistent with the predominant practice in your industry. Please revise, as appropriate.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Juan Migone at (202) 551-3312 or the undersigned at (202) 551-3211 if you have questions regarding our comment on the financial statements or any related matters.

Sincerely,

David R. Humphrey
Branch Chief